Exhibit 99.1

Envigado, June 03, 2025.

NOTICE TO HOLDERS OF BRAZILIAN DEPOSITARY RECEIPTS (BDRS)

("OTHER EVENTS")

Almacenes Éxito S.A. ("Company" or "Éxito"), hereby informs the holders of its Level II Brazilian depositary receipts, backed by common shares ("Shares" and "BDRs", respectively), following the notices disclosed on April 17, 2025, May 23, 2025 and May 29, 2025 (together, "Initial Notices""), within the scope of the Company's BDR program discontinuation plan ("Discontinuation of the BDR Program"), the amount to be received by BDR holders as a result of the sale of the underlying shares on the Colombian Stock Exchange.

The average price obtained from the sale of the remaining float in Brazil was of COP$2,200.00 per Share ("Sale Price per Share in Colombian Pesos"). The Sale Price per Share in COP was converted into U.S. dollars, at the exchange rate USD/COP of $0.000241, corresponding to a price of US$2.139775289 per Share, and subsequently into national reais, at the exchange rate USD/BRL rate of $5.70, corresponding, therefore, to R$12.19671915 per Share, which, after the deduction of the applicable costs and taxes, corresponds to a total an amount of R$12.0303716140 per Share to be paid to BDR holders.

The payment must occur on June 9, 2025. Itaú Unibanco S.A., the depositary institution of the BDRs ("Depositary"), will transfer to B3 S.A. – Brasil, Bolsa, Balcão ("B3") the funds to be paid to BDR holders who held their positions with B3's central depository, which, in turn, will be responsible for transferring such funds to the respective holders, through its custody, bookkeeping agents. BDR holders who held their positions directly with the Depositary will receive the amounts due directly from it.

Finally, once the Discontinuation of the BDR Program is concluded, the Company informs that it will proceed with the request for voluntary cancellation of its BDR Program before the Brazilian Securities and Exchange Commission, with the consequent automatic cancellation of its registration as an issuer of securities category "A".

The Company will keep the market informed about the subject matter hereof this Notice.

São Paulo, June 3rd, 2025.

Fr. Antoine Paul André Reymondon

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forwardlooking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.